golden west brewing company, inc.
945 West 2nd Street
Chico, California 95928
Telephone: (530) 894-7906
Facsimile: (707) 448-7842
February 14, 2006
VIA EDGAR AND FACSIMILE
John Zitko, Staff Attorney
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Golden West Brewing Company, Inc.
Pre-Effective Amendment No. 7 to Registration Statement on Form SB-2
File No. 333-121351
Request for Acceleration of Effectiveness — Amended
Dear Mr. Zitko:
     On behalf of Golden West Brewing Company, Inc. (the “Company”) and pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the Company hereby requests an acceleration of the effective date of its Pre-Effective Amendment No. 7 to Registration Statement on Form SB-2 so that it will become effective at 5:30 p.m., Eastern Standard Time, on Tuesday, February 14, 2006, or as soon thereafter as practicable.
     Further, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you very much for your consideration.
Sincerely,
/s/ John Power

John Power
President